

February 3, 2012

Via E-mail
Mr. Brent D. Bailey
President, CEO and Director
Cyanotech Corporation
73-4460 Queen Kaahumanu Highway
Suite 102
Kailua-Kona, Hawaii 96740

>   **Re: Cyanotech Corporation**
>   **Form 10-K for the Fiscal Year Ended March 31, 2011**
>   **Filed June 23, 2011**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2011**
>   **Filed August 11, 2011**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2011**
>   **Filed November 14, 2011**
>   **Definitive Proxy Statement**
>   **Filed July 20, 2011**
>   **File No. 000-14602**

Dear Mr. Bailey:

We have reviewed your filings and have the following comments.

Please respond to this letter within 10 business days by amending your filings or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2011

Patents, Trademarks and Licenses, page 8

1. Please amend your filing to disclose the expiration dates of the patents related to the production method and the patents related to the usage of the BioAstin products. See Item 101(h)(4)(vii) of Regulation S-K. You disclose that your expertise for many years has been in the development of efficient, stable and cost-effective production systems for microalgal products and provide a discussion of your proprietary systems. Given your competition with similar products, please advise us why you believe that a loss of such

patent rights is not likely to have a material adverse effect on your present business as a whole. Alternatively, please revise your disclosure to remove this statement.

Item 9A. Controls and Procedures, page 41

2. You indicate that your disclosure controls and procedures are effective as of March 31, 2011. Regulation S-K 308(a) also requires management to provide a report on internal controls over financial reporting (ICFR) as of the end of the most recent fiscal year in the annual report on Form 10-K. Please amend your filing to provide the following:

- A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting;

- A statement identifying the framework used by management to evaluate the effectiveness of internal control over financial reporting; and

- Management's assessment of the effectiveness of internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

Form 10-Q for the quarter ended June 30, 2011
Item 4. Controls and Procedures, page 18

3. Please amend your filing to specifically state if your disclosure controls and procedures were effective at the end of the period as your statement "…management believes systems and procedures were in place to reasonably ensure accurate financial data" is vague.

Form 10-Q for the quarter ended September 30, 2011
Item 4. Controls and Procedures, page 18

4. Please amend your filing to specifically state if your disclosure controls and procedures were effective at the end of the period as your statement "…management believes systems and procedures were in place to reasonably ensure accurate financial data" is vague.

Definitive Proxy Statement filed July 20, 2011
Executive Compensation and Other Information, page 21

5. Please amend your filing to include the Outstanding Equity Awards Table at Fiscal Year End. See Item 402(p) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Rosenhall, Staff Attorney, at (202) 551-3674 or Jennifer Riegel, Special Counsel, at (202) 551- 3575 with questions on comments one and five. You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant